UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number: 000-27846

ORANGE plc
(Exact name of registrant as specified in its charter)

St. James Court
Great Park Road
Almondsbury Park
Bradley Stoke
Bristol BS32 4QJ
United Kingdom
+44 1454624600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

8 7/8%	Senior Notes due 2009 (Sterling denominated)
9%	Senior Notes due 2009 (Dollar denominated)
8 3/4%	Senior Notes due 2006 (Dollar denominated)
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

        Approximate number of holders of record as of the certification or notice date:

        Less than 140 holders in aggregate of the 8 7/8% Senior Notes due 2009 (Sterling denominated), 9% Senior Notes due 2009 (Dollar denominated) and 8 3/4% Senior Notes due 2006 (Dollar denominated).

        Pursuant to the requirements of the Securities Exchange Act of 1934 Orange plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 21st January 2004

By:	/s/ PHILIPPE MCALLISTER Philippe McAllister, Director